

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 11, 2015

Robert G. Phillips
Chief Executive Officer
Crestwood Equity Partners LP
700 Louisiana Street, Suite 2550
Houston, Texas 77002

>   **Re: Crestwood Equity Partners LP**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed March 2, 2015**
>   **File No. 001-34664**
>   **Crestwood Midstream Partners LP**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed March 2, 2015**
>   **File No. 001-35377**

Dear Mr. Phillips:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In the interest of reducing the number of comments, we have not repeated the Crestwood Equity Partners LP ("Crestwood Equity") comments that also relate to Crestwood Midstream Partners LP ("Crestwood Midstream"). Please apply all Crestwood Equity comments to Crestwood Midstream to the extent they are applicable.

Crestwood Equity Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

2. Please reconcile the ($10.3) million of "Change in fair value of commodity inventory-related derivative contracts" with the $51.2 million change in the fair value of commodity-based derivatives disclosed on page 127. If the change in the fair value of certain derivatives are included or excluded from this reconciling item in arriving at Adjusted EBITDA, please tell us why you have chosen to do so.

Segment Results, page 59

3. You disclose on page 127 that you reported a gain of $51.2 million during the year ended December 31, 2014 related to commodity-based derivatives. Given the significance of these gains, please tell us the reason for the changes in fair value during the periods presented, as well as how you believe you have explained the impact these changes in fair value had on your results of operations within MD&A. Refer to Item 303(A)(3)(i) of Regulation S-K.

Liquidity and Sources of Capital, page 63

4. Please tell us how you have considered the distribution requirements of Crestwood Midstream Class A Preferred Units and Crestwood Niobara Preferred Units, whether they be satisfied through the issuance of other units or through cash payments, on your discussion of liquidity and capital resources in MD&A. In your response, please specifically address the expected future cash requirements of these anticipated distributions and their impact on cash available to be distributed to your unitholders. Refer to SEC Release No. 33-8350.

Item 15. Exhibits, Financial Statement Schedules

Consolidated Statements of Operations, page 106

5. We note your disclosure on page 70 indicating that in certain instances you take title to the natural gas, NGLs or crude oil that you gather, store, or transport for your customers. We further note the disclosure in your revenue recognition footnote beginning on page 115 that you recognize revenues for services and products. Please tell us how much revenue you have recognized, for each financial period presented, related to the sales of

> tangible product for which you have taken title and the amount of revenue related to services. Also tell us how you determined you were not required to separately disclose net sales of tangible products and revenues from services to comply with Rule 5-03(b)(1) of Regulation S-X and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2).

Consolidated Statements of Comprehensive Income, page 107

6. Please tell us how your current presentation complies with the requirement of ASC 220-10-45-5 to provide comprehensive income attributable to both the parent as well as the noncontrolling interest.

Consolidated Statements of Cash Flows, page 109

7. We note your disclosure on page 139 regarding the issuance of Preferred Units to Crestwood Midstream Class A and Crestwood Niobara preferred unitholders in lieu of cash distributions. As these appear to represent non-cash financing activities, please tell us how you considered the disclosure requirements of ASC 230-10-50-3 through -6.

Notes to Consolidated Financial Statements, page 125

Note 6 – Investments in Unconsolidated Affiliates

Tres Palacios Holdings LLC, page 125

8. We note your disclosure regarding the sale of your 100% interest in Tres Palacios to Tres Holdings, a joint venture in which a consolidated subsidiary of Crestwood Midstream holds a 50.01% interest, as well as your determination that consolidation of the operations of Tres Palacios was no longer appropriate. In your response, please provide us with your detailed accounting analysis of the transaction including how you determined deconsolidation and subsequent presentation under the equity method was appropriate citing relevant GAAP. Please specifically address how you considered the respective ownership percentages in the joint venture in your analysis.

Exhibit 12.1

9. For periods that you have a ratio of earnings to fixed charges of less than one-to-one, please tells us why the dollar value of the deficiency as required by paragraph 2(A) of the Instructions to Item 503(d) of Regulation S-K was not included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703, Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products